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December 5, 2017 Via EDGAR H. Roger Schwall Assistant Director Office of Natural Resources U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Farmer Bros. Co.
Registration Statement on Form S-3
Filed November 3, 2017
File No. 333-221346

Dear Mr. Schwall:

In response to the comments received electronically on November 21, 2017 from the staff (the “Staff”) of the Office of Natural Resources of the United States Securities and Exchange Commission regarding the registration statement on Form S-3 filed by Farmer Bros. Co. (the “Company”) on November 3, 2017 (the “Registration Statement”), Farmer Bros. Co. has revised the Registration Statement and is concurrently filing via EDGAR an amendment (the “Amendment No. 1”) on Form S-3/A that reflects such revisions.

The Company’s response to the Staff’s comments are as follows. For ease of review, we have set forth below the comment contained in your letter and the Company’s response thereto. In the Company’s response below, all page numbers refer to Amendment No. 1.

General

1. We note you disclose that you may issue warrants for the purchase of your “debt securities” on page 14 and that you may issue purchase contracts for the purchase or sale of your debt securities and the “securities of third parties” on page 16. Please note that all securities underlying those you are registering must also be registered, included in your fee table and described in the registration statement. Please revise your filing accordingly and ensure you file a form of indenture with respect to the debt securities you may issue. With regard to securities of third parties, please note that even if you have an exemption available for the offer and sale of such securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act

December 5, 2017

Sections C&DI Question 203.03 and the Morgan Stanley & Co., Incorporated no-action letter (June 24, 1996). If you wish to include the third party securities, please provide us your analysis why registration under the Securities Act is not required. If you do not wish to offer third party securities underlying any purchase contracts, please revise your prospectus to so clarify.

Response: In response to the Staff’s comment, the Company has revised the “Description of Warrants” section on page 14 and the “Description of Purchase Contracts” section on page 15 of Amendment No. 1 to remove references to warrants for the purchase of debt securities and purchase contracts for the purchase or sale of debt securities or securities issued by third parties.

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Please do not hesitate to contact me by telephone at (213) 891-8640 or by email at bradley.helms@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Bradley A. Helms

Bradley A. Helms

of LATHAM & WATKINS LLP

cc:	Michael H. Keown, Farmer Bros. Co.

Thomas J. Mattei, Farmer Bros. Co.